Securities and Exchange Commission
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APR 1 8 2008
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67585

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, 11th Floor
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M Spitzer (312) 356-2380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

233 S. Wacker Drive, Sears Tower (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

PROCESSED
APR 2 9 2008
THOMSON REUTERS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Donald M Spitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWG Securities, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Donald M Spitzer 2/28/08

Donald M Spitzer

FINOP

Title

Cynthia A Schrey

Notary Public

OFFICIAL SEAL
CYNTHIA A SCHREY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/24/08

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

TWG Securities, Inc.
December 31, 2007 and the Period From February 27, 2007
to December 31, 2007
With Report of Independent Registered Public Accounting Firm

A report of independent registered public accounting firm on internal control has been bound separately and filed with the Securities and Exchange Commission simultaneously herewith as a public document.

0802-0917954

TWG Securities, Inc.

Financial Statements and Supplemental Information

December 31, 2007 and the Period From February 27, 2007 to December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm

The Stockholders
TWG Securities, Inc.

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the period from February 27, 2007 (commencement of operations) to December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TWG Securities, Inc. at December 31, 2007, and the results of its operations and its cash flows for the period then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Chicago, Illinois
February 28, 2008

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	24,264
Prepaid fee		5,670
Accrued interest		121
Federal tax receivable		5,956
Total assets	$	36,011
Liabilities and stockholders' equity		
Liabilities:		
Audit fees	$	10,000
Salaries payable to The Warranty Group, Inc.		5,880
Total liabilities		15,880
Stockholders' equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares outstanding at December 31, 2007		1
Additional paid-in capital		5,099
Retained earnings		15,031
Total stockholders' equity		20,131
Total liabilities and stockholders' equity	$	36,011

See accompanying notes.

TWG Securities, Inc.

Statement of Income

Period Ended December 31, 2007

Revenues		
Consulting fees	$	20,000
Expense reinbursments		65,000
Investment income		284
Total revenues		85,284
Expenses		
Salaries		5,880
Licensing and registration		36,930
Audit fees		10,000
Rent		12,960
General and administrative		439
Total expenses		66,209
Income before income tax		19,075
Income tax expense		4,044
Net income	$	15,031

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Initial capital contribution March 15, 2007	$ 1	$ 5,099	$ –	$ 5,100
Net income	–	–	15,031	15,031
Balance at December 31, 2007	$ 1	$ 5,099	$ 15,031	$ 20,131

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Period Ended Decdember 31, 2007

Operating activities		
Net income	$	15,031
Adjustments to reconcile net income to net cash provided by operations:		
Accrued interest		(121)
Prepaid fee		(5,670)
Federal tax receivable		(5,956)
Audit fee		10,000
Salaries payable to The Warranty Group, Inc.		5,880
Net cash provided by operating activities		19,164
Financing activities		
Issuance of capital stock		5,100
Net cash provided by financing activities		5,100
Net increase in cash		24,264
Cash and cash equivalents at beginning of period		–
Cash and cash equivalents at end of period	$	24,264

See accompanying notes.

TWG Securities, Inc.

Notes to Financial Statements

December 31, 2007

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and in all 50 states' securities commissions, and is a member of the Financial Industry Regulatory Authority Inc. (FINRA). The Company was incorporated on February 27, 2007, and became licensed with FINRA on September 11, 2007. The Company is jointly owned by Stephen W. Barrett (33.34%), Donald M. Spitzer (33.33%) and Kevin P. Diamond (33.33%).

The Company serves as a brokerage agent for The Warranty Group, Inc. (TWG) and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of the Securities Act of 1933. These are the sole activities of the Company.

Neither securities nor customer funds are received or held by the Company. In the majority of instances, the Company offers securities only to "accredited investors," as that term is defined under Rule 501(a) of Regulation D promulgated by the SEC under the Securities Act of 1933. The Company does not conduct any general solicitations or conduct any advertising, cold calling, or mass mailings.

Between September 11, 2007 and December 31, 2007, the Company conducted 22 transactions.

2. Significant Accounting Policies

Revenue Recognition

Consulting fees from securities offerings and related advisory fees are recorded as earned when received.

Cash and Cash Equivalents

Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of purchase including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Income Taxes

The Company files a federal income tax return and certain state and local tax returns.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of SFAS No. 109* (FIN No. 48). The interpretation prescribes a recognition and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides other guidance. FIN No. 48 requires that the evaluation of a tax position be made under a two-step process. First, a tax benefit can only be recognized if it is first determined to be more likely than not to be sustained. Second, a tax position that meets the more-likely-than-not recognition threshold is measured, and reported, at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 was originally effective for periods beginning after December 15, 2006. However, on February 1, 2008, the FASB issued FSP FIN No. 48-2, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises,* deferring the effective date for certain nonpublic enterprises. The Company qualifies for the deferral and is therefore required to adopt FIN No. 48 beginning January 1, 2008. FIN No. 48 provides that the cumulative effect of adoption of the interpretation shall be reported as an adjustment to the opening balance of retained earnings. The Company has not yet determined the impact of the adoption of FIN No. 48 on the Company's financial position.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not adopted this standard and is currently evaluating the effect that the adoption of SFAS No. 157 will have on its financial position and results of operations.

2. Significant Accounting Policies (continued)

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*, which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS No. 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. GAAP has required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company has not adopted this standard and is currently evaluating the impact that the adoption of SFAS No. 159 will have, if any, on its financial statements.

3. Income Taxes

The Company files a federal and Illinois state tax return.

Income taxes expense consists of the following for the period ended December 31 2007:

Income tax expense:	
Current federal	$ 2,652
Current state	1,392
Total tax expense	$ 4,044

A reconciliation of the income tax expense based on the U.S. statutory corporate tax rate to the provision reported in the December 31, 2007, financial statements is as follows:

Statutory tax rate	15.0%
State income taxes net of federal benefit	6.2
Effective tax rate	21.2%

The Company does not have deferred tax assets and liabilities at December 31, 2007.

4. Net Capital Requirements

The Company, registered as a fully disclosed "limited" broker-dealer, selling securities in private placements, with the SEC, is subject to a minimum net capital requirement pursuant to SEC Rule 15c3-1(a)(2)(vi) and SEC Rule 15c3-1(a)(1)(i) (the Rule) of the Securities and Exchange Act of 1934. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as these terms are defined. At December 31, 2007, the Company had net capital of $8,020, which was $3,020 in excess of its required net capital of $5,000. At December 31, 2007, its percentage of aggregate indebtedness to net capital was 198%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

The Company's owners are all full-time employees of TWG. TWG employees provide various management and administrative functions for the Company. At least monthly, TWG estimates the fair market value of the time and expenses incurred related to management and administrative functions by TWG and allocates those expenses to the Company. During 2007, the Company was allocated $5,880 of such expenses. During 2007, the Company was reimbursed $65,000 for various licenses and administrative costs. Upon licensure, the Company receives $5,000 per month for consulting fees and for reimbursement of certain administrative expenses.

The Company pays TWG a monthly rent expense of $3,240. Organization costs were absorbed by TWG.

6. Commitments and Contingencies

The Company leases office space under an operating lease agreement that expires on June 30, 2010. At December 31, 2007, minimum annual rental commitments payable to TWG are as a follows:

2008	$ 38,880
2009	38,880
2010	19,440
Total	$ 97,200

7. Fidelity Bond

The Company maintains a $25,000 fidelity bond with Seabury & Smith, Inc.

Supplemental Information

TWG Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2007

Computation of net capital:		
Stockholders' equity and total capital	$	20,131
Less nonallowable assets:		
Prepaid fee		5,670
Federal tax receivable		5,956
Less haircuts on securities:		
Money market fund		485
Net capital		8,020
Net capital requirement		
(greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	3,020
Aggregate indebtedness:		
Audit fees	$	10,000
Salaries payable to TWG		5,880
Total aggregate indebtedness	$	15,880
Percentage of aggregate indebtedness to net capital		198%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2007, Part IIA FOCUS filing amended on February 28, 2008.

TWG Securities, Inc.

Statement Regarding Rule 15c3-3

December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (K)(1) limited business (mutual funds and/or variable annuities only) exemption.

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Stockholders
TWG Securities, Inc.

In planning and performing our audit of the financial statements of TWG Securities, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above. However, we identified the following deficiencies in the internal control that we consider to be material weakness, as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007, and these deficiencies do not affect our report on the financial statements of the Company dated February 28, 2008. The material weakness that came to our attention during our audit related to the accounting for and recording of certain general expenses and income taxes. As a result of these findings, the Company has taken corrective action and implemented a process for identifying and recording general expenses and income taxes.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material

inadequacy for such purposes. Based on this understanding and on our study, except for the matter described in the last paragraph, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 28, 2008

END